Valuation of
Valrico Bancorp, Inc.
Valrico, Florida

As of December 31, 2003

Prepared for:
Trustees of the KSOP Plan of
Valrico Bancorp, Inc.

Prepared By:

Austin Associates, LLC

Toledo, Ohio

February 2004

Valuation of
Valrico Bancorp, Inc.
As of December 31, 2003

TABLE OF CONTENTS

			Page
I.	Executive Summary		1
II.	Valuation Approaches and Methodology		3
III.	Company Analysis		4
IV.	Discounted Cash Flow Value		7
V.	Net Asset Value		10
VI.	Guideline Transactions		13
VII.	Market Price		16
VIII.	Fair Market Value		16

		Tables	Tab
	Historical Performance	1.1 – 1.11	1
	Discounted Cash Flow Value	2.1 – 2.4	2
	Net Asset Value	3.1 – 3.8	3
	Guideline Transactions – Indications of Value Derived From Minority Share Transactions	4.1 – 4.4	4
	Guideline Transactions – Indications of Value Derived From Sale of Control Transactions	5.1 – 5.5	5
	Summary Presentation	6.1	6

		Exhibits
	Economic and Demographic Data	A	7
	Deposit Growth Trends	B – D
	Summary of Restricted Stock Studies	E
	Summary of Marketability Discount Tax Cases	F

Valuation of
Valrico Bancorp, Inc.
As of December 31, 2003

I. EXECUTIVE SUMMARY

     Austin Associates, LLC, (“Austin Associates”) a Toledo, Ohio-based financial institution consulting firm has been retained by Valrico Bancorp, Inc., Valrico, Florida, (“Company”) to determine the fair market value (“FMV”) of the common stock of Company as of December 31, 2003. The valuation and analysis includes Company’s subsidiary bank, Valrico State Bank, Valrico, Florida (“Bank”). FMV has been determined on a minority share basis for use by the Trustees of the KSOP of Company.

     For purposes of this appraisal, FMV is defined as “the probable price at which shares would change hands between a willing buyer and a willing seller, neither being under compulsion to buy or sell, each having reasonable knowledge of all relevant facts.” The FMV of a minority share is attributed to transactions involving small blocks of Company’s common shares, such as arm’s length trades, redemptions, purchases by a KSOP, and other similar transactions. The characteristics of a typical KSOP transaction qualify as a minority share transaction and FMV standards can be applied.

     In connection with the preparation of this appraisal, Austin Associates has considered the following factors: (i) the nature of the business and history of the enterprise; (ii) the economic outlook in general and the condition and outlook of the specific industry in particular; (iii) the financial condition of the business; (iv) the earning capacity of the company; (v) the dividend-paying capacity of the company; (vi) the nature and value of the tangible and intangible assets of the business; (vii) sale of the stock and the size of the block to be valued; (viii) the market price of the stocks of corporations engaged in the same or similar lines of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter; (ix) the marketability or lack thereof, of the securities being valued; and (x) determination of any control premiums or minority share discounts.

     Presented below is a summary of our FMV conclusion. Specific discussion of the assumptions and methodology used in our analysis is included in the remaining sections of the report.

		% of	Multiple
	Value	Tangible	of LTM Core
	Per Share	Book Value	Diluted EPS
Fair Market Value	$42.50	137%	10.6

     Austin Associates has determined the above value based upon information supplied to us by Company and Bank. We do not express an opinion on the accuracy of information supplied to us which we used in the preparation of this report, and we are not responsible for errors or omissions that might be contained in such materials. In addition, our firm does not have a present or contemplated future interest with Company or Bank or any other interest that might tend to prevent us from making a fair and unbiased appraisal.

II. VALUATION APPROACHES AND METHODOLOGY

     The appraisal methodology utilized by Austin Associates in our previous valuations of Company is hereby incorporated by reference to this report. The valuation approaches considered include the following:

     A. Discounted Cash Flow Value Technique: Discounted cash flow analysis based on earnings capacity.

     B. Net Asset Value Approach: Market value of assets less market value of liabilities.

     C. Guideline Transactions: This analysis is based on two sets of guideline transactions, including: (1) price-to-earnings multiples and price-to-book value ratios for selected publicly traded companies; and (2) price-to-earnings multiples and price-to-book value ratios for selected bank sale transactions. We have applied a minority share discount to all sale transaction multiples to determine appropriate minority share level indications of value under this methodology.

     D. Market Price: The actual price for minority shares of Company’s stock traded in arm’s length transactions.

     The valuation must also consider the liquidity of the market for the stock being valued. The end of this report provides empirical information on the use of marketability discounts and specific factors considered in this appraisal.

     In prior valuations we have applied a marketability discount to each valuation approach. With this valuation, Austin Associates applied the marketability discount after reviewing all valuation approaches. Refer to the Fair Market Value Section of this report for the use of marketability discount.

III. COMPANY ANALYSIS

     A. Company Profile

     Company operates Bank as its wholly owned subsidiary. Bank has its main office located in Valrico, with branches in Plant City, Brandon and Riverview. Company purchased its main office location at 1815 E. State Road 60 in January of 1997.

     Company has one class of capital stock outstanding, consisting of 323,990 shares of issued and outstanding common stock. At year-end 2003, Company had consolidated common equity of $10.1 million or $31.08 per share. Consolidated 2003 net income for Company equaled $1.4 million, or $4.55 per share, based on average shares outstanding of 316,243. Company’s 2003 diluted earnings per share equaled $4.17. Company had 64,613 stock options outstanding as of December 31, 2003. The options have a weighted average exercise price of $16.73. Optionees became fully vested on the date of grant.

     B. Markets

     Company is headquartered and operates its main office in Valrico, Florida and has branch offices in Plant City, Brandon and Riverview, Florida. All communities are located in Hillsborough County. The following chart presents population data for those cities in which Company operates, along with Hillsborough County and the State of Florida:

	2000	2003	Change	2008	Change
POPULATION	Census	Current	2000-2003	Projected	2003-2008
Plant City	29,915	32,044	7.1%	35,516	10.8%
Riverview	12,035	13,646	13.4%	16,200	18.7%
Valrico/Brandon	77,895	86,224	10.7%	99,497	15.4%
Hillsborough County	998,948	1,069,175	7.0%	1,182,736	10.6%
State of Florida	15,982,378	16,959,416	6.1%	18,607,894	9.7%

     This data indicates that the market area Company currently serves is characterized by positive population growth trends that exceed the State of Florida. Presented in the following chart are median household income figures for Company’s market area:

MEDIAN	2000	2003	Change	2008	Change
HH INCOME	Census	Current	2000-2003	Projected	2003-2008
Plant City	$38,225	$42,118	10.2%	$48,469	15.1%
Riverview	$52,022	$59,921	15.2%	$68,972	15.1%
Valrico/Brandon	$52,126	$58,392	12.0%	$65,963	13.0%
Hillsborough County	$41,309	$46,038	11.4%	$53,532	16.3%
State of Florida	$39,303	$43,216	10.0%	$48,396	12.0%

     In addition to positive population growth trends, Company’s market area is characterized by above-average income when compared to the State of Florida. A more complete economic and demographic analysis of Company’s market area is provided as Exhibit A in Section 7.

     Exhibit B presents deposit growth trends by branch as of June 30, 2003 for Company’s offices. Exhibit C presents deposit market share analysis for those cities in which Company has offices and Exhibit D contains deposit growth and market share trends for Hillsborough County. Deposits held by financial institutions operating offices in Hillsborough County have increased approximately 9.8 percent per year from June 1999 through June 2003. During the same time period, Company’s deposits in Hillsborough County increased from $77.1 million to $112.3 million, representing a compound annual growth rate of 9.8 percent.

     In Valrico, Company ranks first out of seven institutions with a 28.9 percent deposit market share. Company ranks twelfth out of sixteen institutions in Brandon with a 2.1 percent deposit market share. In Plant City, Company ranks eighth out eight of institutions with a 2.2 percent deposit market share. In Riverview, Company ranks third out of three institutions with an 11.4 percent deposit market share.

     C. Historical Performance (Tables 1.1 through 1.11)

     Austin Associates has reviewed pertinent historical financial information of Company and Bank from 1998 through December 31, 2003. Tables 1.1 – 1.5 contain the historical performance of Bank on an annual basis since 1998. Tables 1.6 – 1.10 present Bank’s quarterly performance since September 30, 2002. Table 1.11 presents Company’s consolidated financial performance since 1998. Presented below are summary financial highlights:

     1. Growth: Bank’s total assets have increased from $78.9 million as of December 31, 1998 to $121.5 million as of December 31, 2003. This represents total growth of 54.0 percent, or 9.0 percent compounded annually. Total deposits have increased from $70.6 million to $106.9 million over the same time frame, representing annual compounded growth of 8.7 percent. Total loans of $86.1 million, equaling 70.9 percent of assets as of December 31, 2003, have increased 8.8 percent per year since 1998. In 2003, total deposits increased 5.0 percent, total assets increased 6.9 percent, and total loans increased 14.2 percent.

     2. Capital: As of December 31, 2003, Bank’s equity capital was $10.1 million and its leverage ratio equaled 7.91 percent, compared to 7.23 percent as of December 31, 2002. Company has recorded an average dividend payout ratio of 3.1 percent between 1999 and 2003.

     3. Asset Quality: Bank had $0 in nonperforming loans as of December 31, 2003, compared to $535,000 in nonperforming loans as of December 31, 2002. As a percent of total assets, nonperforming assets decreased from 0.47 percent at December 31, 2002 to 0.25 percent at December 31, 2003. Net loan losses as a percent of average loans approximated 0.12 percent for 2002, compared to net loan recoveries of 0.5 percent for the year ending December 31, 2003 and average net loan losses of 0.10 percent between 1999 and 2003. The loan loss reserve level of Bank was $1.2 million, or 1.40 percent of total loans.

     4. Earnings: Bank’s net income for 2003 equaled $1.5 million, which corresponds to a return on average assets (ROAA) of 1.22 percent. Bank’s net income for 2002 equaled $809,000, or 0.73 percent of average assets. Bank’s ROAE for fiscal year 2002 and 2003 was 10.11 percent and 15.88 percent, respectively. Bank’s net interest income (TE) to average assets for 2003 was 4.46 percent, compared with 4.23 percent in 2002. Overhead expenses relative to average assts decreased from 4.02 percent in 2002 to 3.44 percent in 2003. Noninterest income decreased from 1.07 percent of average assets in 2002 to 0.90 percent of average assets in 2003. Total loan loss provision in 2003 measured $150,000 compared to $120,000 in 2002.

     5. Per Share Data: As of December 31, 2003, Company had 323,990 shares of common stock outstanding. Book value per share measured $31.08. Company’s 2003 basic earnings per share equaled $4.55, compared to $2.86 for 2002. Company’s 2003 diluted earnings per share equaled $4.17. Company paid dividends of $0.13 per share in 2003.

IV. DISCOUNTED CASH FLOW VALUE (Tables 2.1 through 2.4)

     The discounted cash flow (“DCF”) value technique developed by Austin Associates determines the value of a bank on an earnings basis through the use of a DCF model. The model projects net income over a period of five years. From these projections, excess capital or “cash flow” is determined based upon the bank’s required equity capital to asset ratio. The future cash flows are “discounted” to a present value equivalent. This involves the use of an appropriate discount rate that accounts for the degree of risk related to not obtaining the estimated cash flows. At the end of five years, a residual value is calculated. The residual value is converted to its present value equivalent by the discounting method. The present value of the projected cash flows added to the present value of the residual value determines the DCF value.

     Table 2.1 projects Bank’s net income over the next five years. The net income and return on average asset projections for the next five years are presented below:

	(Dollar Amounts in Thousands)
	Period 1	Period 2	Period 3	Period 4	Period 5
Total Assets	$131,222	$141,720	$153,058	$165,302	$178,526
Net Income	$1,461	$1,597	$1,744	$1,905	$2,080
ROAA	1.16%	1.17%	1.18%	1.20%	1.21%

     Net interest income (TE) is projected to equal 4.47 percent of average assets in period one through five. Noninterest income is projected to remain at 0.90 percent of average assets in periods one through five. Total overhead expense as a percent of average assets is projected to decrease from 3.45 percent in period one to 3.37 percent in period five. The provision for loan loss is projected to be $152,000 in period one and increase in subsequent years to $206,000 in period five.

     The net income projections detailed in Table 2.1 are the basis of the DCF model. Other key assumptions are presented below:

1.	The required equity capital to asset ratio is 7.0 percent. For purposes of the DCF model, equity capital excludes FAS 115 adjustments on investment securities classified as available-for-sale.

2.	Asset growth was projected to be 8.0 percent in periods one through five.

3.	To establish a reasonable discount rate, Austin Associates reviewed long-term compound annual stock market returns for various market indices. According to the Ibbotson Associates, Inc. widely recognized Stocks, Bonds, Bills, and Inflation (SBBI) 2003 Yearbook, the compound annual return for the period 1926-2002 for large company stocks was 10.2 percent and for small company stocks was 12.1 percent. Based on our experience in valuing community banks and the Ibbotson SBBI database, we have selected a specific discount rate of 12.5 percent for this appraisal.

     The above assumptions allow Bank’s asset and equity base to be projected for five years and, as a result, excess capital or cash flow can be determined. The calculation of the residual value is a process of capitalizing the fifth year earnings projection. The appropriate capitalization rate was determined to be the 12.5 percent discount rate less an estimated annual growth rate after year five. We have projected a three-percent growth in earnings for years six and beyond. This results in an implied price/earnings multiple of 10.5 for the residual value. As a result, the residual value at the end of the fifth year is estimated to be $21.5 million, or 174 percent of Bank’s projected tangible book value at the end of the fifth year.

     The next step of the DCF model present values the cash flows and residual value based on the 12.5 percent discount rate. This results in a present value of the residual value of $12.0 million and a present value of the cash flows of $4.8 million.

     Finally, the DCF value of Bank is calculated by adding the present value of the projected cash flows to the present value of the residual value. The DCF value of Bank, as a result, equals $16.7 million.

     After calculating the DCF value of Bank, it becomes rather straightforward to calculate the value of Company under this approach. On the parent company balance sheet, the value of Bank is restated to the amount determined using the DCF method. It was determined that no other adjustments were necessary for the other assets and liabilities of Company at the parent company level. Refer to Table 2.3.

     In addition, it is necessary to adjust the value of Company to reflect the effect of its stock options. This adjustment is shown in Table 2.4. Presented below are summary results from this analysis:

Discounted Cash Flow Value Results
Indication of Value	$44.81
% of Book Value	144%
Multiple of 2003 Core Diluted EPS	11.1

     These results do not reflect any discount for lack of marketability of the stock. The discount will be discussed in Section VIII.

V. NET ASSET VALUE (Tables 3.1 through 3.8)

     The second method utilized in determining value is termed the net asset value approach. This process involves taking the book value of the bank and assessing premiums or discounts to the balance sheet accounts based upon the current market value of the assets and liabilities. A summary of the adjustments is provided in Table 3.1, while the detailed specifics of the calculations are provided in supporting Tables 3.2 through 3.8. The following adjustments were determined:

1.	An adjustment to the securities portfolio is made based upon market value comparison on a pretax basis. Available-for-sale securities are already adjusted in the equity portion of the balance sheet on an after-tax basis. The market value of the held-to-maturity portfolio results in a premium of $64,000.

2.	The loan portfolio was adjusted based on the yield, repricing and maturity structures of the portfolio. Premiums and discounts are calculated for above and below market rate yielding loans, respectively. Bank’s loan yield was calculated based on December 31, 2003 regulatory filings and internal reports, while the market rate was based on Bank’s loan portfolio composition and the national average loan rate for each loan category from BankRate.com. From this analysis, a premium of $1.1 million to the loan portfolio was calculated. Refer to Table 3.2.

3.	The loan portfolio is also valued on a credit quality basis. The allowance for loan losses is a valuation reserve which theoretically reflects management’s estimate of future potential loss due to credit quality in the loan portfolio. The calculation of the adequacy of the loan loss reserve, as prepared by management, has been utilized to set the credit quality adjustment for the loan portfolio. As of December 31, 2003, no calculation of the adequacy of the loan loss reserve was provided by Bank, and we have estimated the loan loss reserve to be fully funded. As a result, no excess or deficit premium was assumed.

Austin Associates did not perform an independent investigation of the loan portfolio to determine the adequacy of the loan loss reserve. We have relied on management’s assessment of potential loss as presented in the information supplied to us.

4.	No current appraisals were available on Bank’s fixed assets. As a result, no adjustment has been made to the fixed asset account of Bank.

5.	As of December 31, 2003, Bank had other real estate owned (OREO) totaling $303,000. A discount is typically applied to reflect the opportunity cost of nonearning assets, carrying costs, legal and administrative expenses, and the potential for future loss exposure. A 10 percent discount to this account was applied to reflect the nonperforming status of these assets. Refer to Table 3.3.

6.	The certificate of deposit accounts (CDs) were adjusted to market value based on the cost and maturity structure of the portfolio. To do this, we compare the cost structure of the CD portfolio to current market rates. Utilizing the rates and maturity structure outlined in Table 3.4, a discount of $380,000 was determined.

7.	Bank’s borrowings were adjusted to market value based on the cost and maturity structure of the outstanding borrowings. Based on a comparison of the cost structure of the outstanding borrowings and current market rates, a discount of $153,000 was determined. Refer to Table 3.5.

8.	Table 3.6 reflects Bank’s core deposit value, representing the goodwill or going concern value of Bank. We have calculated a core deposit premium of $4.6 million or 6.5 percent of total core deposits.

Presented below is a summary of the adjustments made using the net asset value method:

$000
Securities (Held-to-Maturity)	$64
Loan Portfolio - Yield Basis	$1,121
Loan Portfolio - Quality	$0
Premises and Fixed Assets	$0
Other Real Estate Owned	($30)
Certificates of Deposit	($380)
Borrowings	($153)
Other Liabilities	$0
Core Deposit Value	$4,642

Total Adjustments	$5,264

     Based upon the above adjustments, we have determined the net asset value of Bank to be $15.3 million. This represents 152 percent of Bank’s December 31, 2003 equity capital.

     After calculating the net asset value of Bank, it becomes rather straightforward to calculate the value of Company under this approach. On the parent company balance sheet, the value of Bank is restated to the amount determined using the net asset value method. It was determined that no other adjustments were necessary for the other assets and liabilities of Company at the parent company level. Refer to Table 3.7.

     In addition, it is necessary to adjust the value of Company to reflect the effect of its stock options. This adjustment is shown in Table 3.8. Presented below are summary results from this analysis:

Net Asset Value Results
Indication of Value	$41.28
% of Book Value	133%
Multiple of 2003 Core Diluted EPS	10.3

     These results do not reflect any discount for lack of marketability of the stock. The discount will be discussed in Section VIII.

VI. GUIDELINE TRANSACTIONS

     The third valuation method utilized is a guideline transactions approach. Given that most community bank stocks do not trade in an efficient market, we have used a guideline transactions approach based on both a minority stock trading level and a sale of control basis. In order to adjust the bank sale pricing multiples to an appropriate minority share level of value, we applied a minority share discount.

     A. Indications of Value Derived from Minority Share Transactions (Tables 4.1 through 4.4): Table 4.1 presents financial and stock performance information for publicly traded banks in Florida with total assets less than $500 million. Table 4.2 presents financial and stock performance information for publicly traded banks in the southeastern region using the following criterion: (1) assets between $50 million and $250 million, (2) a core ROAA between 0.5 percent and 1.5 percent, (3) a core ROAE greater than 8.0 percent, and (4) a tangible equity to tangible assets ratio between 6.0 percent and 9.0 percent. Table 4.3 presents financial and stock performance information for publicly traded banks in the nation using the following criterion: (1) assets between $75 million and $200 million, (2) a core ROAA between 0.5 percent and 1.5 percent, (3) a core ROAE greater than 9.0 percent, and (4) a tangible equity to tangible assets ratio between 5.0 percent and 9.0 percent. The following chart details the median financial and stock performance results for the three selective peer groups and for Company:

	Total	Tg Equity/			Price/
Peer Group	Assets	Tg Assets	LTM Core ROAA	LTM Core ROAE	Tg Book		Price/LTM Core EPS
Florida	$183,535	8.81%	0.74%	7.24%	185%		23.4
Southeast	$197,429	7.96%	0.99%	12.36%	203%		18.6
National	$159,936	7.60%	0.87%	12.06%	200%		17.8
Company(1)	$122,882	8.19%	1.14%	15.03%	185%	(2)	15.0	(2)

(1)	Based on core net income of $1,386,000.

(2)	Selected multiple.

In determining comparable price-to-tangible book and price-to-earnings multiples, we have considered various factors, including: (1) Company’s underlying financial condition and performance in relation to the selected organizations; and (2) the nature of the geographic market area served by Company in relation to the selected organizations. After considering these and other factors, we have selected price-to-tangible book and price-to-earnings multiples of 185 percent and 15.0, respectively, to develop indications of value for Company (Refer to Table 4.4).

     Presented below are summary results from this analysis:

Guideline (Minority Share) Transaction Summary

Based on Price/Tangible Book Approach	$57.49
Based on Price/Core Earnings Approach	$60.31

     These results do not reflect any discount for lack of marketability of the stock. The discount will be discussed in Section VIII.

     B. Indication of Value Derived from Sale of Control Transactions (Tables 5.1 through 5.5): Tables 5.1 through 5.3 provide transaction data, including prices paid and financial performance for three selective peer groups. The first peer group includes Florida bank sale transactions announced in 2003. The second peer group includes Southeastern bank sale transactions with seller’s assets between $75 million and $300 million, a tangible equity to tangible assets ratio less than 10.0 percent and positive year-to-date earnings. The third peer group includes bank sale transactions nationally with seller’s assets between $75 million and $250 million, an ROAA between 0.75 percent and 1.50 percent and a tangible equity to tangible assets ratio less than 10.0 percent. The following chart details the median financial and deal statistics for the three selective transaction groups and for Company:

	Total	Tg Equity/			Price/
M&A Peer	Assets	Tg Assets	YTD ROAA	YTD ROAE	Tg Book		Price/LTM Core EPS
Florida	$136,265	7.60%	0.80%	9.35%	311%		31.3
Southeastern	$157,206	8.17%	0.80%	10.03%	271%		26.8
Nation	$128,350	7.95%	1.00%	11.68%	250%		22.0
Company(1)	$122,882	8.19%	1.14%	15.03%	250%	(2)	21.0	(2)

(1)	Based on core net income of $1,386,000.

(2)	Selected multiple.

     Based on our analysis of these transactions, we have selected a price-to-tangible book ratio of 250 percent and a price-to-earnings multiple of 21.0 to establish indications of value for Company under this guideline transactions methodology.

     The information in Table 5.4 reflects control premium information for bank sale transactions since 1999. The average and median prices paid in these transactions over the pre-announced stock trading levels of the target companies approximated between 33 – 56 percent. For 2003, the median three-month control premium measured 48.8 percent. Based on this data, we have selected a 45.0 percent control premium, resulting in an implied minority share discount of 31.0 percent. [1 – (1/(1+control premium))]. This minority discount has been applied to the selected control level multiples to establish indications of value on a minority interest level.

     Presented below are summary results from this analysis:

Guideline (Sale of Control) Transaction Summary

Based on Price/Tangible Book Approach	$53.58
Based on Price/Earnings Approach	$58.23

     These results do not reflect any discount for lack of marketability of the stock. The discount will be discussed in Section VIII.

VII. MARKET PRICE

     The final valuation method considered is the market price of Company’s stock as reflected in actual trading prices. Twelve transactions involving Company’s stock were reported in 2003. The prices in these transactions equaled $30.00 per share, except for one transaction which occurred at $25.00 on February 3, 2003. A total of 21,453 shares exchanged hands in 2003, representing less than 7.0 percent of the shares outstanding as of December 31, 2003. Included in this total are 10,000 formerly retired shares sold by Company and 4,703 shares purchased via Company’s Stock Option Plan. Since Company’s stock is not listed on any exchange or quoted over-the-counter and given that little activity exists in the stock of Company, less weight will be given to the market price of Company.

VIII. FAIR MARKET VALUE

     A. Description of Transaction

     The valuation is being used by the Trustees of the KSOP to establish the FMV of participant shares and purchases of shares by the KSOP. Therefore, FMV is established based on a minority share position in Company.

     B. Marketable Minority Interest

     The previous results represent the indicated value using several different valuation techniques. These values are of a minority interest and do not consider the marketability of the stock being valued. Therefore, these values represent the value associated with a marketable minority interest. After reviewing the previous results as summarized in Table 6.1, we have selected a value of $53.00 per share. The marketability discount, to be discussed in the following section, will be applied to this selected value.

     C. Marketability of Stock Being Valued

     The market for a minority share may be “efficient” if the shares of the underlying company trade actively in an open exchange or market. Most stocks of small bank holding companies, however, do not trade actively. As discussed in the previous sections, Company’s stock does not trade on an efficient market nor does it trade frequently. In these cases, attaching a lack of marketability discount is a common and proven valuation concept. This concept has been supported in market studies and in the U.S. tax courts.

     In considering a marketability discount, studies providing empirical data on marketability discounts were first reviewed. Presented in Exhibit E is a summary of 11 restricted stock studies performed since 1966. The marketability discounts from these studies vary depending on the type of study, the time period of analysis, and number of transactions reviewed. These studies range from discounts of 23 percent to 50 percent with the majority between 30 and 35 percent.

     Exhibit F presents a summary of valuation cases accumulated by the 2003/2004 Federal Tax Valuation Digest. The range of discounts for lack of marketability ranges from 0 to 45 percent with an average and median discount of 25.4 and 25.0 percent, respectively, for the 42 cases identified.

     In determining the appropriate marketability discount for Company, the following factors are considered relevant:

     1. Company is relatively closely held with approximately 473 shareholders;

     2. Little or no independent trading activity exists in the stock of Company; and

     3. Company does not trade over-the-counter or on an exchange.

     A review of the factors listed above supports the previously applied discount of 20 percent. This discount reflects the lack of marketability in Company’s common stock, and has been uniformly applied to each of the appraisal methods.

     D. Fair Market Value

     Austin Associates has considered each valuation methodology in determining a per share fair market value. No specific formula or weighting was utilized in this appraisal to reach our fair market value conclusion. Presented below is a summary of the results:

Indication of
Value Per Share
Discounted Cash Flow Value Technique	$44.81
Net Asset Value Approach	$41.28
Guideline Transactions
Based on Minority Share Transactions
Price to Tangible Book Value	$57.49
Price to Earnings Multiple	$60.31
Based on Sale of Control Transactions
Price to Tangible Book Value	$53.58
Price to Earnings Multiple	$58.23
Market Price	$30.00
Indication of Value (Marketable Minority Interest)	$53.00
Marketability Discount	20%
Fair Market Value	$42.50
% of Book Value	137%
Multiple of 2003 Core Diluted EPS	10.6

     Based on the preceding discussion and analysis, the FMV of Company on a minority share basis is determined to be $42.50 per share. This equals 137 percent of December 31, 2003 equity capital and 10.6 times 2003 diluted core earnings per share. If Company intends to enter into a significant transaction involving its shares of common stock, Company should contact Austin Associates with specific details prior to executing the transaction.

Richard F. Maroney, Jr.	Date
Managing Director & Principal